Exhibit 99.1

Yandex Board Recommends Targeted Amendments to Corporate Governance Structure

MOSCOW and AMSTERDAM, the Netherlands, November 18, 2019 — Yandex (NASDAQ and MOEX: YNDX), one of Europe’s largest internet companies and the leading search provider in Russia, today announces that its Board of Directors has approved targeted amendments to the company’s corporate governance structure, as it seeks to respond to an evolving regulatory environment while supporting the company’s business interests and the interests of all its stakeholders.

The proposed amendments will be subject to shareholder approval at a Meeting of Class A Shareholders and an Extraordinary General Meeting of Shareholders, both scheduled to take place on December 20, 2019.

“I am pleased to endorse the proposed amendments,” said John Boynton, Chairman of the Board of Yandex. “They are good for Yandex and good for our shareholders.”

“It is clear that Yandex has to adapt to the evolving legal and regulatory environment in Russia. As a Board, we carefully evaluated many different approaches, recognizing the importance of balancing the interests of a number of different stakeholders. The proposed amendments balance the concerns of public authorities in our core market with the interests of our shareholders, our employees and our users.”

The amendments include the creation of a Public Interest Foundation (PIF), with no economic rights, but with certain limited governance rights.  The Company’s Priority Share, currently held by Sberbank, will be transferred to the PIF and its terms will be amended. The amended Priority Share will give the PIF the right to block the accumulation by a single entity, or a group of related parties acting in concert, of shares representing 10% or more of economic or voting interests in Yandex (compared with the current threshold of 25%).

The Priority Share will also give the PIF the right to make binding nominations of two members of the Yandex NV twelve-person Board (“Designated Directors”). One of the Designated Directors will serve on the Nominating Committee of the Yandex NV Board, where he will have a say over the nomination of four Yandex NV directors.

The PIF’s two Designated Directors will also serve on a newly created Public Interest Committee of the Yandex NV Board, which will have oversight over a limited and clearly defined set of questions deemed to be of public interest:

•                  Transactions involving the sale or transfer of material intellectual property

•                  Transactions involving the sale or transfer of Russian users’ personal data to non-Russians

•                  Changes to Yandex internal policies on protection of Russian users’ personal data

•                  Entry into agreements with a non-Russian state or international intergovernmental organizations

As additional support for the protective rights of the PIF, we propose to issue a Special Voting Interest in Yandex LLC, our principal operating subsidiary.  The Special Voting Interest will allow the PIF to temporarily replace the General Director of our principal Russian subsidiary in certain exceptional circumstances, a list of which is described in the Shareholder Circular.  Importantly, the PIF will not have any other control over Yandex’s business and operations.

The PIF will be governed by a board comprising 11 directors, including representatives from five leading Russian universities (Higher School of Economics, Moscow Institute of Physics and Technology, Moscow State University, St Petersburg State University and the St Petersburg National Research University of Information Technologies, Mechanics and Optics) and three non-governmental institutions (the Russian Union of Industrialists and Entrepreneurs (RSPP), Moscow School of Management Skolkovo and the

Endowment of Moscow School #57), all of which have long and successful histories of cooperation with Yandex. The PIF Board will also include three representatives of Yandex management (Arkady Volozh, Tigran Khudaverdyan and Elena Bunina).

The proposed amendments also provide additional rights to Class A shareholders, including a requirement for separate approval by the Class A shareholders of certain material transactions, including a substantial issuance of shares.

In addition, as part of the proposed restructuring, in order to address the “single-man risk”, we are proposing an amendment to the automatic conversion feature of the Class B Shares. Currently, such shares would immediately convert into Class A Shares upon the death of the holder. To avoid this “cliff-edge” scenario, in which the voting control of the Company could suddenly shift, the amendment would provide that Class B Shares held by a family trust will not automatically convert for a period of two years.  Mr. Volozh intends to establish such a trust.

Mr. Volozh has also agreed to enter into a two-year lock-up agreement with respect to 95% of his Class B Shares, thereby providing an additional layer of assurance that there will be no abrupt change in our voting structure.

“In our 22-year history, Yandex has consistently developed world-class services, which today play an important role in the lives of millions of people in Russia, and we continue to develop new ideas that will shape the future of the Russian and global tech sector,” said Arkady Volozh, Chief Executive Officer of Yandex. “We already have one of the only sizeable online taxi businesses in the world that is profitable, and still growing fast. We have some of the best self-driving car technology in the world. And you just have to look at what we are doing with our core search business, our personalized social platform Zen, Cloud and many other businesses to see that the possibilities are endless.”

“I am very committed to this business and urge our shareholders to support the proposals we are announcing today,” continued Mr. Volozh. “With this behind us, we can get back to doing what we do best: innovating, providing world-class products and services to our users, and delivering superior returns to our investors.”

The proposed amendments are subject to shareholder approval, including the separate approval of the Class A shareholders. Notice has been given today of a meeting of the Class A shareholders and an Extraordinary General Meeting of Shareholders, both to be held on December 20, 2019. Shareholders of record as of 11:59 p.m. on November 22, 2019 will be entitled to receive notice of and to vote at the meetings.

Copies of the Notices and accompanying Shareholder Circular are available at https://ir.yandex/shareholder-meetings or by request from askIR@yandex-team.ru, and will be posted to shareholders of record on the record date. Shareholders are urged to read the Notices and Shareholders Circular for details of the proposed restructuring.

The Board of Directors of Yandex recommends that shareholders vote in favor of all resolutions set out in the Notices and the accompanying Shareholders Circular.

The company will hold an investor conference call today to discuss the proposed restructuring at 8:00 AM U.S. Eastern Time (4:00 PM Moscow time; 1:00 PM London time).

CONFERENCE CALL INFORMATION

Yandex’s management and Chairman of the Board will hold a conference call to discuss the proposed restructuring on November 18, 2019 at 8:00 AM U.S. Eastern Time (4:00 PM Moscow time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 866 966 1396
UK/International: +44 (0) 844 571 8892
Russia: 8 10 800 2357 5011
Passcode: 6066482

A replay of the call will be available until November 25, 2019. To access the replay, please dial:

US: +1 917 677 7532
UK/International: +44 (0) 844 571 8951
Russia: +7 495 249 9138
Passcode: 6066482

A live and archived webcast of this conference call will be available at https://edge.media-server.com/mmc/p/fv9a4tkh

ABOUT YANDEX

Yandex (NASDAQ:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 34 offices worldwide, has been listed on the NASDAQ since 2011.  More information on Yandex can be found athttps://yandex.com/company.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the approval, implementation and impact of the proposed restructuring of our capital and governance structure. Actual results may differ materially from the results predicted or implied by such statements. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, geopolitical developments affecting Russia or our business and changes in the political, legal and/or regulatory environment, as well as those risks and uncertainties included under the caption “Risk Factors” in our Shareholders Circular dated November 18, 2019 and our

Annual Report on Form 20-F for the year ended December 31, 2018, each of while is on file with the U.S. Securities and Exchange Commission (SEC) and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of November 18 , 2019, and Yandex undertakes no duty to update this information unless required by law.

CONTACTS

Investor Relations
Katya Zhukova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Media Relations
Ilya Grabovskiy
Phone: +7 495 739-70-00
E-mail: pr@yandex-team.ru

Tom Blackwell
Phone: +7 919 102 9064 / +44 7412 193 945
E-mail: blackwell@em-comms.com